SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HYZON MOTORS INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44951Y102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951Y102

1	Name of Reporting Persons Decarbonization Plus Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,054,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,054,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,054,617 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 3.97% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)	Includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.
(2)	Does not include 1,320,970 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 247,644,709 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. 44951Y102

1	Name of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,054,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,054,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,054,617 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 3.97% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)	Includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.
(2)	Does not include 1,320,970 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 247,644,709 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. 44951Y102

1	Name of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,054,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,054,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,054,617 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 4.37% (3)
12	Type of Reporting Person IN

(1)	Includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.
(2)	Does not include 1,320,970 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 247,644,709 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.

CUSIP No. 44951Y102

1	Name of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,054,617 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,054,617 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,054,617 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 4.37% (3)
12	Type of Reporting Person IN

(1)	Includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.
(2)	Does not include 1,320,970 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 247,644,709 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.

Item 1.

(a)	Name of Issuer:

Hyzon Motors Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

475 Quaking Meeting House Road

Honeoye Falls, NY 14472

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Decarbonization Plus Acquisition Sponsor, LLC (“Sponsor”)

Riverstone Holdings LLC (“Riverstone”)

David M. Leuschen

Pierre F. Lapeyre, Jr.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

Both the Sponsor and Riverstone are organized in the State of Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

44951Y102

Item 3.

Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2021, based upon 247,644,709 shares of Class A Common Stock outstanding as of November 1, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, and includes 5,462,909 shares of the Issuer’s Class A Common Stock which may be purchased by exercising warrants that are presently exercisable.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor, LLC	10,054,617	3.97%	0	10,054,617	0	10,054,617
Riverstone Holdings LLC	10,054,617	3.97%	0	10,054,617	0	10,054,617
David M. Leuschen	11,054,617	4.37%	0	11,054,617	0	11,054,617
Pierre F. Lapeyre Jr.	11,054,617	4.37%	0	11,054,617	0	11,054,617

Sponsor is the record holder of 4,591,708 shares of Class A Common Stock and warrants to purchase 5,462,909 shares of the Issuer’s Class A Common Stock that are presently exercisable. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the managing member of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

REL Batavia Partnership, LP (“REL”) is the record holder of 1,000,000 shares of Class A Common Stock. Mr. Leuschen and Mr. Lapeyre are the sole members of the ultimate general partner of REL. As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2021, the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	DECARBONIZATION PLUS ACQUISITION SPONSOR, LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

RIVERSTONE HOLDINGS LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

/s/ Peter Haskopoulos, attorney-in-fact
David M. Leuschen

/s/ Peter Haskopoulos, attorney-in-fact
Pierre F. Lapeyre, Jr.

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement.